77I.            Terms of New or Amended Securities

                On July 16, 2004, four new series of the Trust began operations: the Touchstone Conservative ETF Fund, the Touchstone Moderate ETF Fund, the Touchstone Aggressive ETF Fund and the Touchstone Enhanced ETF Fund. The Funds are mutual funds that invest fixed percentages of their assets in various exchange-traded funds, including series of the iShares(R) Trust. iShares(R) is a registered mark of Barclays Global Investors, N.A. The Touchstone Conservative ETF Fund seeks total return by investing for income and capital appreciation. The Touchstone Moderate ETF Fund seeks total return by investing primarily for capital appreciation and secondarily for income. The Touchstone Aggressive ETF Fund seeks capital appreciation. The Touchstone Enhanced ETF Fund seeks high capital appreciation.